SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2004

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Info

UPM’s Interim Report for January-September 2004

Autumn price increases through as expected, cost effectiveness improved

Key figures Q3 (Q2):

•	Operating profit before non-recurring items EUR 140 million (91 million)

•	Earnings per share excluding non-recurring items EUR 0.19 (0.12)

•	Sales EUR 2,449 million (2,497 million)

•	Paper deliveries in January-September increased by 6% against 2003

•	Cash flow remained good, balance sheet strengthened

President and CEO Jussi Pesonen comments on the third quarter of 2004:

“The brisk increase in paper demand continued. Order books are strong and the capacity utilization rate is very high. Because of low prices and cost pressures profitability was again unsatisfactory, but improved year-on-year. For the first time in three years, our result showed an improvement on the corresponding quarter the previous year.”

“The autumn price increases in our non-contractual business went through as anticipated. We raised prices not only in North America and Asia, but also in Europe. As expected we lost some orders, but in most cases the increases were successful.”

“We are now operating more cost-effectively, but we still need further improvements to raise profitability. UPM is restructuring its operations e.g. in its wood products division and at the Miramichi mill in Canada.”

“The market outlook for paper continues to be positive: demand continues strong and advertising is on the increase. The price increases announced in Europe and North America will become effective gradually. During the fourth quarter higher costs are likely to more than offset the price increases already introduced. In Europe, UPM aims to substantially increase next year’s contract prices for papers.”

“The markets for converted products will remain good. In the wood products business, plywood markets are firm, whereas the market for sawn timber will continue to be oversupplied,” said Mr Pesonen.

For more information, please contact:

Mr Jussi Pesonen, President and CEO, tel. +358 203 15 0001

Mr Kari Toikka, Executive Vice President and CFO, tel. +358 204 15 0014

UPM

Corporate Communications

October 26, 2004

***

News Conference and Conference Call Information

A news conference regarding the Interim Report will be held at UPM’s head office today at 13:30 Finnish time (12:30 CET). It will also be broadcast on-line at the company’s website www.upm-kymmene.com. The reply from the news conference will be available for the next 3 months.

To participate in the UPM Conference Call, please dial +44 (0) 1452 542 300 at 17:00 (Finnish time) (15:00 GMT) on October 26, 2004. Call title: UPM-Kymmene Q3 Interim Report Conference Call. The Conference Call reply will be available until November 2, 2004 at the following phone number: +44 (0) 1452 550 000, access code: 1809980#.

In the United States and Canada the Conference Call number is +1 866 220 1452. The reply will be heard at the following number +1 866 247 4222, access code: 1809980#.

UPM-Kymmene Corporation, P.O. Box 380, FIN-00101 Helsinki, Tel. +358 204 15 111, Fax +358 204 15 110

UPM Interim Report 1 January – 30 September 2004

This Interim Report is unaudited

•	Third-quarter earnings per share were EUR 0.32 (0.57 for the second quarter of 2004), excluding non-recurring items EUR 0.19 (0.12).

•	Third-quarter operating profit was EUR 250 million (91 million), excluding non-recurring items E 140 million (91 million).

•	Paper deliveries during the first nine months were up by 6% compared to January-September 2003.

Key figures

	7-9/ 2004	4-6/ 2004	7-9/ 2003	1-9/ 2004	1-9/ 2003	1-12/ 2003
Sales, EUR million	2,449	2,497	2,400	7,397	7,276	9,787
Operating profit, EUR million	250	91	113	442	313	352
excluding non-recurring items, EUR million 1)	140	91	133	332	372	413
Profit before tax, EUR million	243	83	86	389	285	438
excluding non-recurring items, EUR million 1)	133	83	106	279	344	363
Net profit for the period, EUR million	168	297	57	514	199	319
Earnings per share, E	0.32	0.57	0.11	0.98	0.38	0.61
excluding non-recurring items, EUR 2)	0.19	0.12	0.13	0.40	0.45	0.50
Diluted earnings per share, E	0.32	0.57	0.11	0.98	0.38	0.61
Return on equity, %	9.5	17.4	3.2	9.7	3.7	4.4
excluding non-recurring items, % 2)	5.6	3.6	4.1	4.0	4.4	3.7
Return on capital employed, %	9.4	4.1	4.3	5.8	4.7	5.2
excluding non-recurring items, % 2)	6.0	4.1	4.9	4.7	5.3	4.7
Equity to assets ratio at end of period, %	44.3	42.5	40.9	44.3	40.9	42.5
Gearing ratio at end of period, %	69	76	76	69	76	69
Shareholders’ equity per share at end of period, E	13.62	13.29	13.23	13.62	13.23	13.36
Net interest-bearing liabilities at end of period, EUR million	4,956	5,329	5,271	4,956	5,271	4,874
Gross capital expenditure, EUR million	140	188	144	464	520	720
Personnel at end of period	34,001	36,818	34,941	34,001	34,941	34,482

1)	Non-recurring items for July-September 2004 include the sale of Brooks Group
2)	Non-recurring items for April-June 2004 consist of the one-off effect of deferred tax liabilities

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

UPM has reported under IFRS since 1 January 2004. Further information and a more detailed analysis of the effects of the transition on the consolidated balance sheet and income statement was provided by UPM on 24 March 2004. The information is available at the Company’s website, address www.upm-kymmene.com. In November 2004, UPM will publish a complete set of audited IFRS financial statements for the years ended 31 December 2003 and 2002. These financial statements will be UPM-Kymmene’s first IFRS financial statements and will supplement the IFRS information provided on 24 March 2004.

Earnings

•	Third quarter of 2004 compared with second quarter of 2004

Sales for the third quarter of 2004 were EUR 2,449 million, compared with EUR 2,497 million for the second quarter. Operating profit was EUR 250 million (91 million), 10.2% of sales (3.6%). Operating profit for the third quarter includes a capital gain of E 110 million resulting from the sale of the Brooks Group building materials merchant business in Ireland. Excluding non-recurring items, operating profit was EUR 140 million (91 million), 5.7% of sales (3.6%). Somewhat higher overseas paper prices and reductions in fixed costs contributed to the higher profitability.

Profit before tax was EUR 243 million (83 million). The improvement is due to the capital gain and to a better operational performance. Associated company profits decreased whereas net finance costs were lower. Taxes were EUR 75 million (214 million positive including a net tax credit of EUR 235 million).

Profit for the third quarter was EUR 168 million (297 million). Earnings per share were EUR 0.32 (0.57), and excluding non-recurring items EUR 0.19 (0.12).

•	First nine months of 2004 compared with the same period last year

Sales for January-September were EUR 7,397 million, slightly up on last year’s sales of EUR 7,276 million.

Operating profit was EUR 442 million (313 million) and excluding non-recurring items EUR 332 million (372 million). The decline in operating profit excluding non-recurring items is mainly due to lower average paper prices in Europe and to the stronger euro. Operating profit, excluding non-recurring items, was 4.5% of sales (5.1%). The increase in the fair value of biological assets (growing trees) was EUR 46 million (46 million) and the cost of biological assets harvested was EUR 31 million (29 million).

Profit before tax was EUR 389 million (285 million), and excluding non-recurring items EUR 279 million (344 million). Net finance costs were EUR 136 million (136 million). Exchange rate and fair value gains and losses resulted in gains of EUR 23 million (83 million). Associated company profits before taxes increased and were EUR 60 million (25 million).

Excluding the EUR 235 million credit, taxes were EUR 110 million (87 million) and the effective tax rate was 28% (31%). Net profit for the period was EUR 514 million (199 million).

Deliveries

Paper deliveries during January-September were 7,978,000 tonnes, 6% higher than the previous year’s figure of 7,531,000 tonnes. Magazine paper deliveries increased by 4%, those for newsprint by 5% and those for fine and speciality papers by 10%.

Financing

At the end of September, the Group’s gearing ratio was 69% (76% at 30 September 2003).

Net interest-bearing liabilities were EUR 4,956 million (5,271 million). At the beginning of the year, net interest-bearing liabilities were EUR 4,874 million. The termination of the asset securitization programme increased the liabilities by EUR 179 million. On the other hand, the proceeds from the sale of Brooks positively affected net debt. Cash flow from operating activities, before capital expenditure and financing, was EUR 615 million (813 million).

Personnel

During the first nine months of the year, UPM had an average of 35,224 employees (36,124 for this period last year). The number at the end of September was 34,001 (34,941).

Capital expenditure and restructuring

Gross capital expenditure during January-September was EUR 464 million (520 million), 6.3% of sales (7.1%).

UPM’s largest on-going investment, the 450,000 t/a fine paper machine project at Changshu, near Shanghai in China, is proceeding as planned with the start-up expected in early summer 2005. In Finland, Wisaforest’s pulp mill rebuild, with 180,000 t/a of additional capacity, was successfully started up in spring, and the rebuild of paper machine 2 at the Rauma mill was completed in March. The Pestovo sawmill in Russia, annual capacity 300,000 m3, was inaugurated in May.

During the second quarter, UPM decided to invest approximately EUR 60 million in developing the production of release papers at its Tervasaari mill in Finland. The rebuild will increase the capacity of PM 8 by 45,000 tonnes to 175,000 tonnes and will be completed in summer 2005. Also during the second quarter, the company announced an EUR 18 million investment programme for its Kaipola paper mill in Finland, the aim being to step up the use of recycled fibre.

In September, UPM decided to invest USD 40 million in a new coating line at Raflatac’s pressure-sensitive labelstock production facility in Fletcher, North Carolina. The new line will start production during the fourth quarter of 2005.

The sale of Brooks Group Limited, the building materials merchant, to Wolseley Group was completed during the third quarter. The transaction price was EUR 213 million and the capital gain from the sale amounted to about EUR 110 million.

At the end of August, UPM announced its intention to start negotiations with employees at three sawmills and two plywood plants in Finland. The negotiations should be completed by the end of October.

At the end of September, UPM announced it intends to close the old and uncompetitive 240,000 t/a kraft pulp mill at Miramichi in Canada. As part of the programme to restore the competitiveness of the facility, some restructuring of the paper mill and Woodlands Division will take place as well. In connection with the closure, write-offs of about EUR 80 million and cash-related closure costs of some EUR 40 million will be booked during the fourth quarter.

Shares

UPM shares worth EUR 6,903 million were traded on the Helsinki Exchanges during the period January-September (7,165 million). The highest quotation was EUR 16.60 in March and the lowest E 14.44 in January. On the New York Stock Exchange, the company’s shares were traded to a total value of USD 231 million (138 million).

The Annual General Meeting held on 24 March 2004 approved a proposal to buy back a minimum of 100 and a maximum of 26,178,900 own shares. The meeting authorized the Board of Directors to decide on the disposal of own shares bought back. Purchasing of own shares has not taken place since the authorization was given.

The meeting also authorized the Board of Directors to decide to increase the share capital by issuing new shares or convertible bonds in one or more issues. The increase in the number of shares may amount to an aggregate maximum of 104,715,000 shares.

Together with the authorization and share options, the number of shares may increase to a maximum of 651,493,930 from the 523,578,930 shares at the end of September.

Apart from the above, the Board of Directors has no current authorization to issue shares, convertible bonds or share options.

Litigation

In August 2003, UPM received a grand jury subpoena in connection with the US Department of Justice Antitrust Division’s investigation into the US labelstock industry. The company is responding to the subpoena as required.

Following internal investigations into competitive practices, UPM decided on 15 January 2004 to approach the competition authorities in the European Union, the United States and Canada. The competition authorities have started investigations into alleged antitrust activities and consequently the EU, several of its member states, and the Canadian authorities have informed UPM that it has received conditional full immunity with respect to certain conduct disclosed to the authorities. The US Department of Justice has not decided on immunity, which is pending and available.

UPM has also been named as a defendant in several class-action lawsuits against labelstock and magazine paper manufacturers in the United States.

In May 2004 UPM received a European Commission Statement of Objection concerning alleged antitrust activities in the market for plastic industrial sacks. The company manufactured plastic industrial sacks until December 2000. The annual sales of the operations under investigation amounted to EUR 11 million. UPM has responded and will respond to the Statement of Objection as requested by the Commission.

All of the above litigation matters may last several years.

No provisions have been made in relation to these investigations.

Market outlook

Fourth-quarter paper deliveries are forecast to increase from the third quarter. The price increases announced in Europe and North America will become effective gradually, but during the fourth quarter higher costs are likely to more than offset the price increases already introduced. In Europe, UPM aims to substantially increase next year’s contract prices for papers.

The markets for converted products will remain good. In the wood products business, plywood markets are firm, whereas the market for sawn timber will continue to be oversupplied.

Divisional reviews

Magazine Papers

	7-9/ 04	4-6/ 04	1-3/ 04	10-12/ 03	7-9/ 03	4-6/ 03	1-3/ 03	1-9/ 04	1-9/ 03	1-12/ 03
Sales, EUR million	834	821	754	890	828	804	758	2,409	2,390	3,280
EBITDA, EUR million 1)	148	120	105	141	141	121	127	373	389	530
% of sales	17.7	14.6	13.9	15.8	17.0	15.0	16.8	15.5	16.3	16.2
Depreciation, amortization and impairment charges, EUR million	-116	-116	-111	-118	-112	-112	-116	-343	-340	-458
Operating profit, EUR million	32	4	-6	23	29	9	-11	30	27	50
% of sales	3.8	0.5	-0.8	2.6	3.5	1.1	-1.5	1.2	1.1	1.5
Amortization of goodwill, EUR million	-15	-15	-14	-14	-15	-15	-14	-44	-44	-58
Non-recurring items, EUR million 2)	—	—	—	—	—	—	-22	—	-22	-22
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	47	19	8	37	44	24	25	74	93	130
% of sales	5.6	2.3	1.1	4.2	5.3	3.0	3.3	3.1	3.9	4.0
Deliveries, 1,000 t	1,217	1,244	1,155	1,349	1,218	1,184	1,071	3,616	3,473	4,822
Capacity utilization rate, %	94	87	89	89	88	85	85	90	86	87

1)	EBITDA is Operating profit before depreciation, amortization and impairment charges and excluding non-recurring items

2)	Non-recurring items relate to the shutdown of Blandin’s two paper machines

Sales for January-September were up marginally compared with the same period last year. Deliveries were up by 4%. The average capacity utilization rate for magazine papers was 90%. Operating profit excluding non-recurring items declined on last year’s corresponding period. Although cost efficiency was good and deliveries increased, lower average prices in Europe and the negative effects of the stronger euro resulted in decreased profitability.

The demand for magazine paper showed healthy growth as a result of the stronger direct mail and catalogue markets. In Western Europe demand for both coated and uncoated magazine paper grew by 5% compared with January-September last year. In the United States, demand for coated magazine paper increased by an estimated 8% but that for uncoated magazine paper (SC) decreased by 3%, caused partly by the substitution of coated magazine paper for SC paper.

Average market prices for magazine papers were 3% lower in Western Europe during January-September relative to the same period in 2003. In the United States average prices were 4% higher.

Third-quarter profitability improved from the second quarter. The increase in prices outside Europe contributed to profits in a relatively stable currency market environment.

Newsprint

	7-9/ 04	4-6/ 04	1-3/ 04	10-12/ 03	7-9/ 03	4-6/ 03	1-3/ 03	1-9/ 04	1-9/ 03	1-12/ 03
Sales, EUR million	316	320	317	350	302	320	301	953	923	1,273
EBITDA, EUR million 1)	62	50	56	51	58	56	58	168	172	223
% of sales	19.6	15.6	17.7	14.6	19.2	17.5	19.3	17.6	18.6	17.5
Depreciation, amortization and impairment charges, EUR million	-55	-57	-58	-60	-54	-54	-54	-170	-162	-222
Operating profit, EUR million	7	-7	-2	-9	-5	2	4	-2	1	-8
% of sales	2.2	-2.2	-0.6	-2.6	-1.7	0.6	1.3	-0.2	0.1	-0.6
Amortization of goodwill, EUR million	-7	-7	-7	-8	-7	-7	-7	-21	-21	-29
Non-recurring items, EUR million 2)	—	—	—	—	-9	—	—	—	-9	-9
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	14	0	5	-1	11	9	11	19	31	30
% of sales	4.4	0.0	1.6	-0.3	3.6	2.8	3.7	2.0	3.4	2.4
Deliveries, 1,000 t	645	667	671	703	629	661	594	1,983	1,884	2,587
Capacity utilization rate, %	98	94	96	89	91	92	89	96	91	90

1)	EBITDA is Operating profit before depreciation, amortization and impairment charges and excluding non-recurring items

2)	Non-recurring items relate to the shutdown of Voikkaa PM 17

Sales for January-September were 3% higher compared with the same period last year. Deliveries increased by 5%. The capacity utilization rate was 96%. Operating profit was negative and down on last year. Average prices were lower in Europe, and the stronger euro negatively affected profits from overseas sales. The price of recycled fibre was unchanged during the review period. Higher energy prices, especially in continental Europe, resulted in additional costs.

Driven by improving advertising and the growth in classified ads, demand for standard newsprint grew by about 3% in Western Europe. Demand in North America continued to be weak declining by 1%. Demand figures look more positive when speciality newsprint grades are included.

Newsprint market prices were about 2% lower in Western Europe than during the first nine months of last year. In North America and other overseas markets average prices were higher.

Operating profit for the third quarter was higher than for the second quarter mainly for seasonal reasons. Higher prices in overseas markets contributed to the better profits.

Fine and Speciality Papers

	7-9/ 04	4-6/ 04	1-3/ 04	10-12/ 03	7-9/ 03	4-6/ 03	1-3/ 03	1-9/ 04	1-9/ 03	1-12/ 03
Sales, EUR million	581	561	588	550	552	559	583	1,730	1,694	2,244
EBITDA, EUR million 1)	95	83	96	89	98	99	120	274	317	406
% of sales	16.4	14.8	16.3	16.2	17.8	17.7	20.6	15.8	18.7	18.1
Depreciation, amortization and impairment charges, EUR million	-48	-49	-49	-51	-50	-50	-49	-146	-149	-200
Operating profit, EUR million	47	34	47	38	48	49	71	128	168	206
% of sales	8.1	6.1	8.0	6.9	8.7	8.8	12.2	7.4	9.9	9.2
Amortization of goodwill, EUR million	-1	-2	-1	-1	-2	-1	-1	-4	-4	-5
Non-recurring items, EUR million	—	—	—	—	—	—	—	—	—	—
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	48	36	48	39	50	50	72	132	172	211
% of sales	8.3	6.4	8.2	7.1	9.1	8.9	12.3	7.6	10.2	9.4
Deliveries, 1,000 t	787	756	792	747	715	713	704	2,335	2,132	2,879
Capacity utilization rate, %	93	90	95	87	88	88	88	93	88	88

1)	EBITDA is Operating profit before depreciation, amortization and impairment charges and excluding non-recurring items

Sales for January-September increased slightly from the same period a year ago. Deliveries grew by 10%, mainly due to higher volumes of coated paper. The capacity utilization rate of the fine and speciality paper machines was well above 90%. Operating profit declined by about one-fifth on this period last year, partly caused by the lower average fine paper prices. Higher average pulp prices also had a negative impact on profitability due to the division’s partial exposure to purchased market pulp.

Demand for uncoated fine paper in Western Europe was up by 5% on January-September last year and for coated fine paper by about 8%.

Market prices for fine papers in Western Europe were on average about 6% lower than during the first nine months of last year.

Operating profit during the third quarter was up on the second quarter. The fine paper market in Asia has continued to experience good demand but prices have fluctuated somewhat.

Demand for label papers has been robust and prices have increased. Some packaging paper price increases have also been successful.

Converting

	7-9/ 04	4-6/ 04	1-3/ 04	10-12/ 03	7-9/ 03	4-6/ 03	1-3/ 03	1-9/ 04	1-9/ 03	1-12/ 03
Sales, EUR million	350	352	353	327	335	344	364	1,055	1,043	1,370
EBITDA, EUR million 1)	32	35	36	18	29	22	29	103	80	98
% of sales	9.1	9.9	10.2	5.5	8.7	6.4	8.0	9.8	7.7	7.2
Depreciation, amortization and impairment charges, EUR million	-14	-13	-13	-14	-14	-14	-13	-40	-41	-55
Operating profit, EUR million	18	22	23	4	15	8	16	63	39	43
% of sales	5.1	6.3	6.5	1.2	4.5	2.3	4.4	6.0	3.7	3.1
Amortization of goodwill, EUR million	-2	-1	-1	-1	-1	-2	-1	-4	-4	-5
Non-recurring items, EUR million	—	—	—	—	—	—	—	—	—	—
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	20	23	24	5	16	10	17	67	43	48
% of sales	5.7	6.5	6.8	1.5	4.8	2.9	4.7	6.4	4.1	3.5

1)	EBITDA is Operating profit before depreciation, amortization and impairment charges and excluding non-recurring items

Sales for January-September were practically unchanged from a year ago. The market situation has been very strong for self-adhesive labelstock. In siliconized papers, the markets were favourable in North America, with an improving trend also in Europe. The markets for industrial wrappings have also improved from last year. Profitability was better than last year mainly due to higher volumes but also to higher prices and internal measures.

Operating profit for the third quarter was down on the second quarter, due largely to the weaker seasonal period. The markets for self-adhesive labelstock and siliconized papers have been favourable. The industrial wrappings market, however, is characterized by increased price competition and higher raw material prices.

Wood Products

	7-9/ 04	4-6/ 04	1-3/ 04	10-12/ 03	7-9/ 03	4-6/ 03	1-3/ 03	1-9/ 04	1-9/ 03	1-12/ 03
Sales, EUR million	354	418	388	368	381	425	374	1,160	1,180	1,548
EBITDA, EUR million 1)	12	27	22	11	12	28	21	61	61	72
% of sales	3.4	6.5	5.7	3.0	3.1	6.6	5.6	5.3	5.2	4.7
Depreciation, amortization and impairment charges, EUR million	-13	-13	-13	-13	-13	-12	-13	-39	-38	-51
Operating profit, EUR million 2)	109	14	9	-2	-1	16	8	132	23	21
% of sales	30.8	3.3	2.3	-0.5	-0.3	3.8	2.1	11.4	1.9	1.4
Amortization of goodwill, EUR million	—	—	—	—	—	—	—	—	—	—
Non-recurring items, EUR million	110	—	—	—	—	—	—	110	—	—
Operating profit excl. amortization of goodwill and non-recurring items, EUR million	-1	14	9	-2	-1	16	8	22	23	21
% of sales	-0.3	3.3	2.3	-0.5	-0.3	3.8	2.1	1.9	1.9	1.4
Production, plywood 1,000 m3	212	257	251	231	208	251	246	720	705	936
Production, sawn timber 1,000 m3	556	631	582	628	495	586	565	1,768	1,646	2,274

1)	EBITDA is Operating profit before depreciation, amortization and impairment charges and excluding non-recurring items

2)	Third-quarter 2004 operating profit includes a EUR 110 million gain on the sale of Brooks Group

Sales were slightly down in January-September compared with the same period last year. Excluding non-recurring items, profitability was unchanged. Plywood production increased by 2% and that of sawn timber by 7%. As a result of improved demand, plywood prices have strengthened and profitability was up on last year. Sawmilling business profitability weakened further and operations were loss-making, due to oversupply and high raw material costs. Profits for the building supplies trade declined somewhat.

The third quarter is seasonally weakest for wood products and hence profitability was down on the second quarter. The plywood market has strengthened and prices are on the rise. The building supplies trade was relatively stable.

The restructuring plan announced for the Wood Products division aims at adjusting production to the present and future market situation. The Brooks Group, which was sold at the end of August, had a turnover of EUR 195 million in 2003 and employs 430 people.

Other operations

EUR million	7-9/ 04	4-6/ 04	1-3/ 04	10-12/ 03	7-9/ 03	4-6/ 03	1-3/ 03	1-9/ 04	1-9/ 03	1-12/ 03
Sales 1)	130	149	168	115	116	123	158	447	397	512
Operating profit 2)	37	24	30	-15	27	16	12	91	55	40
of which
Forestry Department, Finland	15	12	21	3	14	11	21	48	46	49
Energy Department, Finland	27	23	26	34	18	24	20	76	62	96
Other and eliminations	-5	-11	-17	-52	-5	-19	-29	-33	-53	-105
Operating profit, excluding non-recurring items	37	24	30	-13	38	29	16	91	83	70

1)	Includes sales outside the Group

2)	2003 includes non-recurring items as follows: charges related to the unrealized MACtac acquisition of EUR 4 million in the first quarter, EUR 11 million in the second quarter and € 4 million in the third quarter, totalling EUR 19 million; losses of EUR 2 million related to the disposal of the operations of Rosenlew in the second, third and fourth quarters, totalling E 6 million; and charges of EUR 5 million related to the restructuring of Forestry operations in Finland in the third quarter.

Operating profit for Other Operations increased from January-September last year. The Finnish wood market has become tighter. Felling in the company’s own forests is being increased. Short-term market prices for electricity were on average about one-fifth lower in the Nordic region during January-September than this period a year ago. The Energy department’s profitability has been better due to successful management of UPM’s own energy resources and electricity balance.

The third-quarter profitability for domestic forestry and energy operations improved on the previous quarter.

Deliveries and production

	7-9/ 04	4-6/ 04	1-3/ 04	10-12/ 03	7-9/ 03	4-6/ 03	1-3/ 03	1-9/ 04	1-9/ 03	1-12/ 03
Deliveries
Magazine papers, 1,000 t	1,217	1,244	1,155	1,349	1,218	1,184	1,071	3,616	3,473	4,822
Newsprint, 1,000 t	645	667	671	703	629	661	594	1,983	1,884	2,587
Fine and speciality papers, 1,000 t	787	756	792	747	715	713	704	2,335	2,132	2,879
Converting papers, 1,000 t	14	14	16	12	14	13	15	44	42	54
Deliveries total	2,663	2,681	2,634	2,811	2,576	2,571	2,384	7,978	7,531	10,342

Production
Paper, 1,000 t	2,826	2,639	2,732	2,629	2,577	2,536	2,490	8,197	7,603	10,232
Capacity utilization, paper production, %	95	90	92	89	88	87	87	92	88	88
Plywood, 1,000 m3	212	257	251	231	208	251	246	720	705	936
Sawn timber, 1,000 m3	590	662	613	661	529	623	595	1,865	1,747	2,408
Chemical pulp, 1,000 t	585	550	561	476	537	473	541	1,696	1,551	2,027

Associated companies and joint ventures

EUR million	7-9/ 04	4-6/ 04	1-3/ 04	10-12/ 03	7-9/ 03	4-6/ 03	1-3/ 03	1-9/ 04	1-9/ 03	1-12/ 03
Share of result before tax
Metsä-Botnia	24	23	10	4	12	14	7	57	33	37
Other	-4	5	2	—	-3	-12	7	3	-8	-8
Total	20	28	12	4	9	2	14	60	25	29

UPM’s share of the results of associated companies, with the 47% owned pulp producer Metsä-Botnia as the main contributor, was up on last year. Demand for pulp improved due to higher operating rates in global paper and paperboard production. The average price of long-fibre pulp was USD 620/tonne during the first nine months of the year, up by 20% from USD 515/tonne in the same period in 2003. The pulp market started to cool off in the summer, however, and the third-quarter 2004 average list price was USD 625/tonne compared with USD 650/tonne during the second quarter.

Helsinki, 26 October 2004

Board of Directors

Financial information

Condensed consolidated income statement

EUR million	7-9/ 2004	7-9/ 2003	1-9/ 2004	1-9/ 2003	1-12/ 2003
Sales	2,449	2,400	7,397	7,276	9,787
Other operating income	126	12	153	41	58
Costs and expenses	-2,065	-2,045	-6,336	-6,242	-8,445
Depreciation, amortization and impairment charges	-260	-254	-772	-762	-1,048
Operating profit	250	113	442	313	352
Share of results of associated companies and joint ventures	20	9	60	25	29
Gains on available-for-sale investments, net	—	—	—	—	127
Exchange rate and fair value gains and losses	19	12	23	83	107
Interest and other finance costs, net	-46	-48	-136	-136	-177
Profit before tax	243	86	389	285	438
Income taxes	-75	-30	125	-87	-121
Profit after tax	168	56	514	198	317
Minority interest	0	1	—	1	2
Net profit for the period	168	57	514	199	319
Basic earnings per share, E	0.32	0.11	0.98	0.38	0.61
Diluted earnings per share, E	0.32	0.11	0.98	0.38	0.61

Condensed consolidated balance sheet

EUR million	30.9.2004	30.9.2003	31.12.2003

ASSETS
Non-current assets
Goodwill	1,580	1,678	1,663
Other intangible assets	508	526	522
Property, plant and equipment	7,883	8,253	8,125
Biological assets	1,140	1,142	1,127
Investments in associated companies and joint ventures	1,006	1,030	1,012
Deferred tax assets	326	450	403
Other non-current assets	657	869	657
	13,100	13,948	13,509
Current assets
Inventories	1,199	1,251	1,144
Trade and other receivables	1,683	1,558	1,501
Cash and cash equivalents	225	262	437
	3,107	3,071	3,082
Total assets	16,207	17,019	16,591

EQUITY AND LIABILITIES
Capital and reserves
Share capital	890	890	890
Share premium reserve	737	737	737
Fair value and other reserves	228	265	216
Retained earnings	5,275	5,036	5,154
	7,130	6,928	6,997

Minority interest	31	32	32

Non-current liabilities
Deferred tax liabilities	1,240	1,628	1,579
Non-current interest-bearing liabilities	4,849	5,393	4,911
Other non-current liabilities	806	817	832
	6,895	7,838	7,322
Current liabilities
Current interest-bearing liabilities	803	836	870
Trade and other payables	1,348	1,385	1,370
	2,151	2,221	2,240
Total liabilities	9,046	10,059	9,562
Total equity and liabilities	16,207	17,019	16,591

Consolidated statement of changes in shareholders’ equity

EUR million	Share capital	Share premium reserve	Fair value and other reserves	Retained earnings	Total

Capital and reserves at 1 January 2003	442	704	829	5,229	7,204
Convertible bond loan 1994	3	33	-36	—	—
Bonus issue	445	—	-445	—	—
Translation differences	—	—	-52	-2	-54
Cash flow hedges recorded in shareholders’ equity	—	—	8	—	8
transferred to income statement	—	—	—	—	—
Available-for-sale investments gains/losses arising from fair valuation	—	—	-39	—	-39
transferred to income statement	—	—	—	—	—
Dividend paid	—	—	—	-390	-390
Net profit for the period	—	—	—	199	199
Balance at 30 September 2003	890	737	265	5,036	6,928

Capital and reserves at 1 January 2004	890	737	216	5,154	6,997
Translation differences	—	—	12	—	12
Cash flow hedges
recorded in shareholders’ equity	—	—	-26	—	-26
transferred to income statement	—	—	7	—	7
Available-for-sale investments
gains/losses arising from fair valuation	—	—	19	—	19
transferred to income statement	—	—	—	—	—
Dividend for 2003	—	—	—	-393	-393
Net profit for the period	—	—	—	514	514
Balance at 30 September 2004	890	737	228	5,275	7,130

Condensed consolidated cash flow statement

EUR million	1-9/ 2004	1-9/ 2003	1-12/ 2003

Cash flow from operating activities
Net profit	514	199	319
Adjustments, total	553	860	1,081
Change in working capital 1)	-333	-52	117
Cash generated from operations	734	1,007	1,517
Finance costs, net	-77	-55	-99
Income taxes paid	-42	-139	-160
Net cash from operating activities	615	813	1,258

Cash flow from investing activities
Acquisitions and share purchases	-10	-7	-16
Purchases of intangible and tangible assets	-481	-412	-599
Asset sales and other investing cash flow	160	-3	242
Net cash used in investing activities	-331	-422	-373

Cash flow from financing activities
Change in loans and other financial items	-111	-219	-525
Dividends paid	-393	-390	-390
Net cash used in financing activities	-504	-609	-915

Change in cash and cash equivalents	-220	-218	-30

Cash and cash equivalents at beginning of period	437	499	499
Foreign exchange effect on cash	8	-19	-32
Change in cash and cash equivalents	-220	-218	-30
Cash and cash equivalents at end of period	225	262	437

Operating cash flow per share, E	1.17	1.55	2.40

1)	January-September 2004 includes EUR 179 million arising from termination during the first quarter of the asset securitization programme.

Accounting policies

This Interim Report has been prepared in accordance with IAS 34 Interim Financial Reporting. The same accounting policies and methods of computation are followed as disclosed in the press release describing the effects of the transition to IFRS that was provided by UPM on 24 March 2003. Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

Quarterly information

EUR million	7-9/ 04	4-6/ 04	1-3/ 04	10-12/ 03	7-9/ 03	4-6/ 03	1-3/ 03	1-9/ 04	1-9/ 03	1-12/ 03

Sales by segment
Magazine Papers	834	821	754	890	828	804	758	2,409	2,390	3,280
Newsprint	316	320	317	350	302	320	301	953	923	1,273
Fine and Speciality Papers	581	561	588	550	552	559	583	1,730	1,694	2,244
Converting	350	352	353	327	335	344	364	1,055	1,043	1,370
Wood Products	354	418	388	368	381	425	374	1,160	1,180	1,548
Other Operations	130	149	168	115	116	123	158	447	397	512
Internal sales	-116	-124	-117	-89	-114	-122	-115	-357	-351	-440
Sales, total	2,449	2,497	2,451	2,511	2,400	2,453	2,423	7,397	7,276	9,787

Operating profit by segment
Magazine Papers	32	4	-6	23	29	9	-11	30	27	50
Newsprint	7	-7	-2	-9	-5	2	4	-2	1	-8
Fine and Speciality Papers	47	34	47	38	48	49	71	128	168	206
Converting	18	22	23	4	15	8	16	63	39	43
Wood Products 1)	109	14	9	-2	-1	16	8	132	23	21
Other Operations	37	24	30	-15	27	16	12	91	55	40
Operating profit, total	250	91	101	39	113	100	100	442	313	352
% of sales	10.2	3.6	4.1	1.6	4.7	4.1	4.1	6.0	4.3	3.6
Share of results of associated companies and joint ventures	20	28	12	4	9	2	14	60	25	29
Gains on available-for-sale investments, net	—	—	—	127	—	—	—	—	—	127
Exchange rate and fair value gains and losses	19	10	-6	24	12	21	50	23	83	107
Interest and other finance costs, net	-46	-46	-44	-41	-48	-33	-55	-136	-136	-177
Profit before tax	243	83	63	153	86	90	109	389	285	438
Income taxes	-75	214	-14	-34	-30	-27	-30	125	-87	-121
Profit before minority interest	168	297	49	119	56	63	79	514	198	317
Minority interest	—	—	—	1	1	—	—	—	1	2
Net profit for the period	168	297	49	120	57	63	79	514	199	319

Basic earnings per share, E	0.32	0.57	0.09	0.23	0.11	0.12	0.15	0.98	0.38	0.61
Diluted earnings per share, E	0.32	0.57	0.09	0.23	0.11	0.12	0.15	0.98	0.38	0.61
Average number of shares, basic (1,000)	523,579	523,579	523,579	523,579	523,579	523,579	521,757	523,579	522,978	523,130
Average number of shares, diluted (1,000)	526,167	526,101	525,949	524,476	524,440	523,894	524,206	526,072	524,180	524,254

Non-recurring items in operating profit
Magazine papers	—	—	—	—	—	—	-22	—	-22	-22
Newsprint	—	—	—	—	-9	—	—	—	-9	-9
Fine and Speciality papers	—	—	—	—	—	—	—	—	—	—
Converting	—	—	—	—	—	—	—	—	—	—
Wood Products 1)	110	—	—	—	—	—	—	110	—	—
Other Operations	—	—	—	-2	-11	-13	-4	—	-28	-30
Non-recurring items in operating profit, total 2)	110	—	—	-2	-20	-13	-26	110	-59	-61
Non-recurring items reported after operating profit 3)	—	—	—	136	—	—	—	—	—	136
Non-recurring items, total	110	—	—	134	-20	-13	-26	110	-59	75
Non-recurring items, total net of taxes	68	—	—	95	-14	-9	-16	68	-39	56

Operating profit, excluding non-recurring items	140	91	101	41	133	113	126	332	372	413
% of sales	5.7	3.6	4.1	1.6	5.5	4.6	5.2	4.5	5.1	4.2
Profit before tax, excluding non-recurring items	133	83	63	19	106	103	135	279	344	363
% of sales	5.4	3.3	2.6	0.8	4.4	4.2	5.6	3.8	4.7	3.7
Earnings per share, excl. non-recurring items, EUR 4)	0.19	0.12	0.09	0.05	0.13	0.14	0.18	0.40	0.45	0.50
Return on equity, excl. non-recurring items, % 4)	5.6	3.6	2.9	1.4	4.1	4.2	5.4	4.0	4.4	3.7
Return on capital employed, excl. non-recurring items,%	6.0	4.1	3.8	2.5	4.9	4.9	6.1	4.7	5.3	4.7

1)	7-9/04 includes non-recurring income of EUR 110 million from the sale of Brooks Group.

2)	Non-recurring items in operating profit are specified in the divisional reviews on pages 4-7.

3)	Non-recurring items include net gains on sales of listed shares.

4)	Non-recurring items for April-June 2004 consist of the EUR 235 million one-off effect of deferred tax liabilities.

Changes in property, plant and equipment

EUR million	1-9/ 2004	1-9/ 2003	1-12/ 2003

Book value at beginning of period	8,125	8,389	8,389
Acquired companies	—	—	4
Capital expenditure	438	476	714
Decreases	-68	-22	-26
Depreciation and impairment charges	-648	-653	-882
Translation difference and other changes	36	63	-74
Book value at end of period	7,883	8,253	8,125

Commitments and contingencies

EUR million	30.09.2004	30.09.2003	31.12.2003

Own commitments
Mortgages	160	182	178

On behalf of associated companies and joint ventures
Guarantees for loans	45	39	41

On behalf of others
Guarantees for loans	5	4	4
Other guarantees	7	1	3

Other own commitments
Leasing commitments for the next 12 months	25	24	24
Leasing commitments for subsequent periods	72	89	65
Other commitments	54	24	43

Capital commitments

EUR million	Completion	Total cost	By 31.12.2003	1-9/ 2004	After 30.9.2004

Changshu paper machine project	2005	390	45	110	235
Chain 2000 management system	2003-2005	81	20	25	36
Tervasaari PM 8, additional capacity	2005	64	—	5	59
Shares in Pohjolan Voima Oy	December2004	40	—	—	40
New coater line, Fletcher, NC	2005	32	—	—	32

Notional amounts of derivative financial instruments

EUR million	30.9.2004	30.9.2003	31.12.2003

Currency derivatives
Forward contracts	3,323	2,850	2,836
Options, bought	10	20	—
Options, written	—	—	—
Swaps	590	599	584

Interest rate derivatives
Forward contracts	6,556	8,249	6,468
Options, bought	—	—	—
Options, written	153	—	71
Swaps	3,030	4,254	3,281

Other derivatives
Forward contracts	8	13	13
Swaps	15	12	13

Related party (associated companies and joint ventures) transactions and balances

EUR million	1-9/ 2004	1-9/ 2003	1-12/ 2003

Sales to associated companies	36	10	15
Purchases from associated companies	406	360	509
Non-current receivables at end of period	13	16	10
Trade and other receivables at end of period	10	16	23
Trade and other payables at end of period	143	32	37

Reconciliation of profit for the six months ended 30 September 2003

Income statement 1)

EUR million	Reported FAS 1-9/ 2003	Effect of transition to IFRS	IFRS 1-9/ 2003

Sales	7,396	-120	7,276
Other operating income	32	9	41
Costs and expenses	-6,263	21	-6,242
Share of results of associated companies	21	-21	—
Depreciation, amortization and impairment charges 2)	-677	-85	-762
Operating profit	509	-196	313
Share of results of associated companies and joint ventures	—	25	25
Gains on available-for-sale investments, net	—	—	—
Exchange rate and fair value gains and losses	-30	113	83
Interest and other finance costs, net 3)	-155	19	-136
Profit before tax	324	-39	285
Income taxes	-120	33	-87
Profit after tax	204	-6	198
Minority interest	1	—	1
Net profit for the period	205	-6	199
Basic earnings per share, E	0.39	-0.01	0.38
Diluted earnings per share, E	0.39	-0.01	0.38

1)	Further information on the effects of the transition was provided by UPM on 24 March 2004.

2)	Under FAS, amortization of goodwill was EUR 83 million and under IFRS EUR 75 million in January-September 2003, and EUR 113 million and EUR 102 million respectively in January-December 2003.

3)	Interest and other finance costs, net

Interest expenses	-169	-8	-177
Interest income	13	13	26
Dividend income	16	—	16
Other finance costs	-15	14	-1
	-155	19	-136

Reconciliation of balance sheet and shareholders’ equity at 30 September 2003

Condensed consolidated balance sheet 1)

EUR million	Reported FAS 30.9.2003	Effect of transition to IFRS	IFRS 30.9.2003

ASSETS
Non-current assets
Goodwill	1,912	-234	1,678
Other intangible assets	347	179	526
Property, plant and equipment	7,964	289	8,253
Biological assets	—	1,142	1,142
Investments in associated companies and joint ventures	927	103	1,030
Deferred tax assets	—	450	450
Other non-current assets	500	369	869
	11,650	2,298	13,948
Current assets
Inventories	1,320	-69	1,251
Trade and other receivables	1,499	59	1,558
Cash and cash equivalents	213	49	262
	3,032	39	3,071
Total assets	14,682	2,337	17,019

EQUITY AND LIABILITIES
Capital and reserves
Share capital	890	—	890
Share premium reserve	687	50	737
Fair value and other reserves	591	-326	265
Retained earnings	4,548	488	5,036
	6,716	212	6,928

Minority interest	32	—	32

Non-current liabilities
Deferred tax liabilities	594	1,034	1,628
Non-current interest-bearing liabilities	4,663	730	5,393
Other non-current liabilities	461	356	817
	5,718	2,120	7,838
Current liabilities
Current interest-bearing liabilities	775	61	836
Trade and other payables	1,441	-56	1,385
	2,216	5	2,221
Total liabilities	7,934	2,125	10,059
Total equity and liabilities	14,682	2337	17,019

1)	Further information on the effects of the transition was provided by UPM on 24 March 2004.

Key exchange rates for the euro at end of period

	30.9.2004	30.6.2004	31.3.2004	31.12.2003	30.9.2003	30.6.2003	31.3.2003
USD	1.2409	1.2155	1.2224	1.2630	1.1652	1.1427	1.0895
CAD	1.5740	1.6343	1.5979	1.6234	1.5717	1.5506	1.6037
JPY	137.17	132.40	126.97	135.05	128.80	137.32	129.18
GBP	0.6868	0.6708	0.6659	0.7048	0.6986	0.6932	0.6896
SEK	9.0588	9.1451	9.2581	9.0800	8.9625	9.2488	9.2608

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2004	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations